UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06007032

AB 3/29/06

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SEC MAIL PROCESSING SECTION RECEIVED MAR 0 6 2006 WASH, D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51996

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: i Daytrade, Inc. d/b/a BrokerageSelect

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

53 St. Nicholas Avenue, Suite B4
(No. and Street)

New York (City) NY (State) 10026 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ian J. Green (917) 837-2287
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 5 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 6/15

OATH OR AFFIRMATION

I, **Ian J. Green**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **iDaytrade, Inc. d/b/a BrokerageSelect**, as of **December 31**, 20**05**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

RAYMOND NIEVES
Notary Public, State of New York
No. 31-4831562
Qualified in Kings County
Commission Expires Dec. 29, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

iDAYTRADE, INC.

D/B/A BROKERAGESELECT

Financial Statements

December 31, 2005

IDAYTRADE, INC.
D/B/A BROKERAGESELECT

Table of Contents
December 31, 2005

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
iDaytrade, Inc.
d/b/a BrokerageSelect

We have audited the accompanying statement of financial condition of iDaytrade, Inc., d/b/a BrokerageSelect as of December 31, 2005, and related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of iDaytrade, Inc., d/b/a BrokerageSelect at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 10, 2006

iDAYTRADE, INC.
D/B/A BROKERAGESELECT

Statement of Financial Condition
December 31, 2005

ASSETS		
Cash	$	34,146
Receivables From Broker - including clearing deposit of $25,000		38,011
Receivable From Stockholder		8,987
Receivable From Affiliate		4,424
	$	85,568
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts Payable and Accrued Expenses	$	19,522
Payable to Broker		1,730
		21,252
Stockholder's Equity		
Common stock - no par value - 200 shares authorized, 101 shares issued and outstanding		101
Additional paid-in capital		94,909
Accumulated (deficit)		(30,694)
		64,316
	$	85,568

See notes to financial statements.

iDaytrade, Inc.
d/b/a BrokerageSelect

Statement of Income
For the Year Ended December 31, 2005

Revenues		
Commissions	$	130,406
Interest income		819
		131,225
Expenses		
Commissions		69,247
Clearing fees		21,346
Professional fees		6,810
Licenses and permits		7,059
Office expenses		7,846
Travel and entertainment		414
Other operating expenses		3,168
Telephone		65
State and local taxes and fees		522
		116,477
Net income	$	14,748

See notes to financial statements.

iDaytrade, Inc.
d/b/a BrokerageSelect

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2005

	Common Stock 200 Shares Authorized				
	Shares Issued and Outstanding	Amount	Additional Paid-In Capital	Accumulated (Deficit)	Total
Balance - January 1, 2005	101	$ 101	$ 69,909	$ (45,442)	$ 24,568
Net Income	-	-	-	14,748	14,748
Additions	-	-	25,000	-	25,000
Balance - December 31, 2005	101	$ 101	$ 94,909	$ (30,694)	$ 64,316

See notes to financial statements.

iDaytrade, Inc.
d/b/a BrokerageSelect

Statement of Cash Flows
For the Year Ended December 31, 2005

Cash Flows From Operating Activities	
Net Income	$ 14,748
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Receivables from broker - net	(4,484)
Receivable from stockholder	(2,998)
Receivable from affiliate	(2,402)
Increase (decrease) in:	
Accounts payable and accrued expenses	1,992
	6,856
Cash Flows From Financing Activities	
Proceeds from contributions to additional paid-in capital	25,000
Increase in Cash	31,856
Cash - beginning of year	2,290
Cash - end of year	$ 34,146
Supplemental Schedule of Cash Flow	
Cash paid during the year for:	
Taxes	$ 372

See notes to financial statements.

1 - Organization and Business

iDaytrade, Inc. d/b/a BrokerageSelect (the "Company") was incorporated on April 22, 1999 under the laws of the State of New York.

The Company is registered with the Securities and Exchange Commission as a broker/dealer pursuant to the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation.

The Company engages in a customer commission business and introduces all of its customers to a clearing broker pursuant to a clearing agreement on a fully disclosed basis.

2 - Summary of Significant Accounting Policies

a. ***Cash Equivalents*** - For purposes of the Statement of Cash Flows, the Company considers all short term debt securities purchased with a maturity of three months or less as well as money market funds, to be cash equivalents.

b. ***Revenue Recognition*** - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC or whose prices are reported by the NASDAQ are recorded on a trade date basis as required by generally accepted accounting principles. Commissions earned from other trading activities are recorded as transactions when closed between buyers and sellers.

d. ***Income Taxes*** - The Company has elected to be treated as an S-corporation for Federal and State corporate tax purposes, and as such, the stockholder is individually liable for Federal and State income tax payments. The Company is subject to a New York City corporate tax.

e. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - Receivables and Payables to Brokers

The clearing and depository operations for the Company's and customers' securities transactions are provided by a Clearing Broker pursuant to a clearance agreement.

At December 31, 2005, the amount due from the Clearing Broker represents cash deposits maintained at the Clearing Broker and commission revenue earned as an introducing broker for its customers, net of clearing expenses.

The amount payable to the Clearing Broker at December 31, 2005 represents clearing charges and other fees in excess of commissions earned.

4 - Receivable From Stockholder

The Company has loaned the stockholder $8,987 payable on demand. The amount outstanding is non-interest bearing.

5 - Receivable from Affiliate Companies

The Company has advanced funds to a corporation wholly-owned by the stockholder for working capital purposes. The amount is non-interest bearing and payable on demand.

6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, and aggregate indebtedness and debt-to-debt equity ratios. At December 31, 2005, the Company had net capital of $50,905, which was $45,905 in excess of its required net capital of $5,000.

7 - Off-Balance-Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

IDAYTRADE, INC.
D/B/A BROKERAGESELECT

Supplementary Information - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005 — *Schedule I*

COMPUTATION OF NET CAPITAL	
Total stockholder's equity qualified for net capital	$ 64,316
Deductions:	
Non-allowable assets - assets not readily convertible to cash:	
Receivables from non-customers	13,411
	13,411
Net capital before haircuts	50,905
Haircuts on securities	-
Net capital	50,905
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Computation of Aggregate Indebtedness	
Accounts payable and accrued expenses	19,522
Payable to broker	1,730
Total aggregate indebtedness	21,252
Minimum Net Capital Requirement - 6.67% of adjusted aggregate indebtedness	1,418
Net Capital Requirement Under SEC Rule 15c3-1	5,000
Net Capital in Excess of SEC Rule 15c3-1 Requirement	$ 45,905
Percentage of Aggregate Indebtedness to Net Capital	42%
Ratio of Aggregate Indebtedness to Net Capital	0.42 to 1

There were no differences noted between the computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934 as reported above and as contained in the unaudited FOCUS report dated January 29, 2006 as filed by the Company.

Supplementary Information - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005 ***Schedule II***

The provisions of Rule 15c3-3 are not applicable to the Company as of December 31, 2005 in accordance with Rule 15c3-3(k)(2)(ii).

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors of
iDaytrade, Inc. d/b/a BrokerageSelect

In planning and performing our audit of the financial statements of iDaytrade, Inc. d/b/a BrokerageSelect (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, NASD, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 10, 2006